UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

000-27783

CUSIP NUMBER

928366 10 3

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR
For Period Ended:  December 31, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________

Read attached instruction (on back page) Before Preparing Form.  Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

VISTA INTERNATIONAL TECHNOLOGIES, INC.

Full Name of Registrant

Former Name if Applicable

88 Inverness Circle East, Suite N-103

Address of Principal Executive Office (Street and Number)

Englewood, Colorado 80112

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Vista International Technologies, Inc. was unable to complete and file its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 within the prescribed time period because of delays in obtaining, compiling and reviewing business and financial data necessary to complete the Company’s financial statements for the year ended December 31, 2010 and the related management’s discussion and analysis due to:

•
the resignation of the Company’s Chief Executive Officer (the principal executive and financial officer) and controller, and the engagement of a new Chief Executive Officer (the principal executive and financial officer) and new controller, in January 2011, and

•
evaluation and analysis of appropriate disclosure and accounting treatment relating to a February 2011 agreement to dispose of, and lease back, its Hutchins, Texas industrial site, as reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2011.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Brad Ripps	(303)	690-8300
(Name)	(Area Code)	(Telephone Number

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).   ☒   Yes     ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes     ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change

The Company anticipates that its 2010 revenue and gross margin from its tire fuel processing operations decreased approx. $235,000 and $311,000, respectively and the loss from these operations increased approx. $386,000 as compared to 2009.  These results are due to an extended closure of the facility in 2010 as the result of a casualty loss and the loss of one of the Company’s major customers.

As a result, net loss is expected to increase to approx. $911,000 for the year ended December 31, 2010 compared to the net loss of approx. $348,000 for the year ended December 31, 2009.  However, the final adjustments needed to complete the Company’s annual financial statements have not been completed, and accordingly, the estimated loss for 2010 is subject to change.

  VISTA INTERNATIONAL TECHNOLOGIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2011	By:	/s/ Brad Ripps
	Name:	Brad Ripps
	Title:	Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).